                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 1)*


                          TRIQUINT SEMICONDUCTOR, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    89674K103
                                 (CUSIP Number)


                                PAMELA F. CRAVEN
                               600 MOUNTAIN AVENUE
                              MURRAY HILL, NJ 07974
                                 (908) 582-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 13, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 89674K103

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lucent Technologies Inc.   22-3408857

2)       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (See Instructions)

         (a)               [   ]
         (b)               [   ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)  [   ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of                           7)      SOLE VOTING POWER                -0-
Shares
Beneficially                        8)      SHARED VOTING POWER              -0-
Owned by Each
Reporting                           9)      SOLE DISPOSITIVE POWER           -0-
Person With
                                    10)     SHARED DISPOSITIVE POWER         -0-

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

12) CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         [   ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

14)      TYPE OF REPORTING PERSON (See Instructions)

         CO
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share ("Common Stock") of TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint"). TriQuint's principal executive offices are located at 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124. On July 2, 1999, TriQuint effected a 3-for-2 stock split. The share amounts contained in this statement have been adjusted to reflect that stock split.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      None
         (b)      None
         (c) and (e) On July 13, 1999, Lucent converted its warrants to acquire Common Stock into 193,922 shares of Common Stock. Also on July 13, 1999, Lucent sold those 193,922 shares of Common Stock, together with an additional 691,588 shares of Common Stock, in an underwritten public offering, for $41.365 per share. Following completion of the offering on July 19, 1999, Lucent did not beneficially own any shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Lucent sold its shares of Common Stock pursuant to an underwriting agreement (the "Underwriting Agreement") dated July 13, 1999, by and among TriQuint, Lucent and SG Cowen Securities Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Banc of America Securities LLC, CIBC World Markets Corp., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated and U.S. Bancorp Piper Jaffray Inc. The Underwriting Agreement contained representations, warranties, conditions, covenants and indemnities customarily found in similar underwritten public offerings.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the Underwriting Agreement is filed as Exhibit 99.1 to this Statement.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 21, 1999



                                        Lucent Technologies Inc.



                                        By: /s/ Pamela F. Craven
                                            Pamela F. Craven
                                            Vice President - Law and Secretary